EXHIBIT (d)(v)

Transamerica Financial Life Insurance Company

Home Office: [440 Mamaroneck Avenue, Harrison, NY 10528]

Contact us at [6400 C Street SW, Cedar Rapids, Iowa 52499]

[800-525-6205]

[www.transamerica.com]

Interim Value Lock+ Rider

Rider Data Specifications

Guaranteed Minimum Rate*
Buffer	Index Crediting Period Months Remaining
	71-60	59-48	47-36	35-24	23-12
10%	25.00%	20.00%	15.00%	10.00%	5.00%
15%	22.50%	18.00%	13.50%	9.00%	4.50%
20%	20.00%	16.00%	12.00%	8.00%	4.00%
[30%]	[15.00%]	[12.00%]	[9.00%]	[6.00%]	[3.00%]

* For policies with buffers between 10% and 30%, the applicable Guaranteed Minimum Rate is derived by linear interpolation.

This Rider is attached to and made part of the policy and becomes effective on the date You initially allocate Premium Payments or transfer Policy Value to the Index Account Options available under the Index Account(s) as permitted in the policy. All provisions of the policy that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the policy, the provisions of this Rider shall prevail over the provisions of the policy.

This Rider allows You to lock in the current Interim Value during the Crediting Period for any available Index Account Option(s). The Interim Value at the end of a Business Day reflects all applicable remaining fees and charges. There is no fee for this Rider.

RIDER DEFINITIONS:

Terms used that are not defined in this Rider are defined in Your policy.

Allocation Anniversary - The twelve-month anniversary of an Index Account Option Allocation Date or any subsequent Allocation Anniversary.

Interim Value Lock Account - The Interim Value Lock Account is a Fixed Account option under Your policy, only available with this Rider. The Interim Value Lock Account is an account in which Your locked Interim Value will be held until the next applicable Allocation Monthiversary or Anniversary. Interest on the Interim Value Lock Account will be credited daily and compounded annually, based on a rate declared by us. The rate will never be less than the Guaranteed Minimum Effective Annual Interest Rate shown in Section 2 Policy Data.

Interim Value Lock Date - The Interim Value Lock Date is the Business Day in which we calculate and lock in an Interim Value, including any remaining fees and charges due, for an Index Account Option before the end of the Crediting Period.

INTERIM VALUE LOCK

The Owner can request an Interim Value Lock of the current Interim Value at any time before the end of the Crediting Period for any unlocked Index Account Options under the available Index Account(s). The Interim Value Lock will be effective as of the end of the Business Day the request is received in Good Order based on the Interim Value at the end of such Business Day. The Interim Value at the end of a Business Day reflects all applicable remaining fees and charges. If You exercise an Interim

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Value Lock, it is possible to receive less than the full Growth Opportunity Rate, or less than the full Downside Protection Rate than You would have received had You waited until the end of the Crediting Period. We reserve the right to limit Your Interim Value Lock request in circumstances of frequent or excessive requests.

On the Interim Value Lock Date, after the Interim Value Lock has been executed, the locked Interim Value will be transferred to the Interim Value Lock Account. Once in the Interim Value Lock Account, the locked Interim Value will remain in the Interim Value Lock Account and interest will be credited until the earliest of:

1.	Your request to reallocate into the previously locked Index Account Option, if available, as early as the next Allocation Monthiversary with new Growth Opportunity Rate(s) we declare for the remainder of the original Crediting Period, subject to the applicable Guaranteed Minimum Rate shown in the Rider Data Specifications section above; or
2.	the next Allocation Anniversary, at which time it will be reallocated according to Your instructions; or
3.	the end of the Crediting Period, at which time it will be reallocated according to Your instructions.

Prior to the next Allocation Anniversary or the end of the Crediting Period, we will notify You of all Index Account Option(s) available for transfer.

TERMINATION

This Rider terminates upon termination of the policy to which this Rider is attached.

Signed for us at our home office.

[Jamie Ohl] [President]	[Andrew S. Williams] [Secretary]

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